

August 20, 2012

<u>Via E-mail</u>
Mr. Juan R. Figuereo
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

> **Re:** **Newell Rubbermaid Inc.**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 9, 2012**
> **Response Letter Dated August 8, 2012**
> **File No. 1-09608**

Dear Mr. Figuereo:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter ended March 31, 2012</u>

1.   We appreciate your letter dated August 8, 2012, in response to our prior comment. Please provide us with the following additional information so that we might better understand your organizational structure and the financial information used in your organization:

- A detailed organizational chart.

- A copy of your latest financial materials provided to your board of directors.

Closing Comments

       You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief